UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On July 19, 2016 (the “Closing Date”), Auris Medical Holding AG (the “Company”) entered into a Loan and Security Agreement (the “Loan Agreement”) with several banks and other financial institutions or entities (collectively, the “Lender”) and Hercules Technology Growth Capital, Inc., a Maryland corporation, as administrative agent (“Hercules”).

The Loan Agreement provides the Company with a senior secured term loan facility (the “Loan Facility”) for up to $20,000,000. The initial $12,500,000 of the Loan Facility was drawn on July 19, 2016. An additional $7,500,000 is available to the Company at its option contingent on the satisfaction of milestones as set forth in the Loan Agreement.

The interest rate on amounts borrowed under the Loan Facility is calculated at the greater of either (a) 9.55%, or (b) the sum of (i) 9.55%, plus (ii) the prime rate minus 3.50%. The Loan Facility has a maturity date of January 2, 2020, with an interest-only period through July 1, 2017, and amortized payments of principal and interest thereafter.

The Company is required under the Loan Agreement to maintain a minimum cash balance of $5,000,000. The Company may prepay all, or a portion of, of the outstanding borrowed amounts by paying the entire principal balance and all accrued and unpaid interest thereon together with a Prepayment Charge (as defined below). If the borrowed amounts are prepaid on or prior to July 19, 2017, the prepayment charge will be 3.00% of the amount being prepaid. If the borrowed amounts are prepaid after July 19, 2017, but on or prior to July 19, 2018, the prepayment charge will be 2.00% of the amount being prepaid. Thereafter, the prepayment charge will be 1.00% of the amount being prepaid. Such prepayment charges are collectively referred to in this Report on Form 6-K as the “Prepayment Charges.”

In connection with the Loan Facility, the Company, pursuant to a Warrant Agreement, dated as of July 19, 2016, between the Company and Hercules (the “Warrant Agreement”), issued Hercules a warrant (the “Warrant”) to purchase common shares, with a nominal value of CHF 0.40 per share, of the Company (the “Common Shares”). As of the Closing Date, the Warrant is exercisable for 156,726 Common Shares with an exercise price of $3.94 per share. Upon Hercules making the second advance under the Loan Facility, the Warrant shall become exercisable for an additional 84,391 Common Shares with an exercise price of $3.94 per share.  The exercise price and the number of shares underlying the Warrant are subject to adjustment upon a merger event, reclassification of the Common Shares, subdivision or combination of the Common Shares and certain dividend payments. The Warrant is exercisable until the seventh anniversary of the Closing Date. The Company has agreed to use its commercially reasonable efforts to effect the registration under the Securities Act of 1933 of the Common Shares issued upon exercise of the Warrant by April 30, 2017.

The Loan Facility is secured by a pledge of 100% of the Company’s shares in Auris Medical AG, the Company’s principal operating subsidiary, all intercompany accounts receivables owed by Auris Medical AG and other Swiss subsidiaries of the Company to the Company and a security assignment of the Company’s bank accounts as specified in (i) the Share Pledge Agreement between the Company and Hercules, (the “Share Pledge Agreement”), (ii) the Claims Security Assignment Agreement between the Company and Hercules (the “Security Assignment Agreement”) and (iii) the Bank Account Claims Security Assignment Agreement between the Company and Hercules (the “Swiss Account Control Agreement”).

The Loan Agreement includes customary representations, warranties and restrictive covenants and sets out those events which would constitute an event of default thereunder (“Events of Default”). Under the terms of the Loan Agreement, upon and during the continuance of any one or more Events of Default, Hercules may, at its option and in addition to other remedies under the Loan Agreement, accelerate and demand payment of all or any part of the Company’s secured obligations together with a Prepayment Charge and declare them to be immediately due and payable.

The foregoing description of the Loan Agreement, the Warrant Agreement, the Share Pledge Agreement, the Security Assignment Agreement and the Swiss Account Control Agreement does not purport to be complete and is qualified in its entirety by reference to the Loan Agreement, the Warrant Agreement, the Share Pledge Agreement, the Security Assignment Agreement and the Swiss Account Control Agreement, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 to this Report on Form 6-K, respectively, and are incorporated herein by reference.

On July 19, 2016, the Company issued a press release announcing the execution of the Loan Agreement. The Company is furnishing a copy of the press release, which is attached as Exhibit 99.1 to this Report on Form 6-K.

INCORPORATION BY REFERENCE

This Report on Form 6-K and exhibits 10.1, 10.2 and 10.3, 10.4 and 10.5 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-206710) and Form S-8 (Registration Numbers 333-198037 and 333-200805) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: July 19, 2016

EXHIBIT INDEX

Exhibit Number	Description
10.1	Loan and Security Agreement, dated as of July 19, 2016, between Auris Medcial Holding AG, the several banks and other financial institutions or entities from time to time parties to the agreement and Hercules Capital, Inc.
10.2	Warrant Agreement, dated as of July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc.
10.3	Share Pledge Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc.
10.4	Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc.
10.5	Bank Account Claims Security Assignment Agreement, dated July 19, 2016, between Auris Medical Holding AG and Hercules Capital, Inc.
99.1	Press Release dated July 19, 2016